EXHIBIT 99.1

RADVISION
Press Release

Corporate Contact:	Corporate Contact:	Investor Relations:
Adi Sfadia	Robert Romano	June Filingeri
Chief Financial Officer	VP Enterprise Marketing	Comm-Partners LLC
Tel: +1 201-689-6340	Tel: +1 512-328-4617	Tel: +1 203-972-0186
cfo@radvision.com	rromano@radvision.com	junefil@optonline.net

TRENDCHIP TECHNOLOGIES ADOPTS RADVISION CLIENT TECHNOLOGY

RADVISION’s Multimedia Terminal Framework deployed in TrendChip IAD product line

TEL AVIV, July 13, 2010 – RADVISION® Ltd. (Nasdaq: RVSN), a leading technology and end-to-end solution provider for unified visual communications including video network infrastructure, developer tools and high definition (HD) room, desktop and mobile video conferencing systems, announced that TrendChip Technologies has licensed RADVISION technology for embedding VoIP in their products.

TrendChip Technologies, a Taiwanese company that designs and manufactures ADSL CPE chipsets, is using RADVISION’s Multimedia Terminal Framework (MTF) in their latest Integrated Access Device (IAD) and Analog Telephony Adapter (ATA) solutions. The company incorporated RADVISION’s MTF into their TC3182P2V and TC3182LEV products in order to leverage the Framework’s high performance and rich VoIP call control functionality. These powerful features are especially important for IAD operation, making the MTF a critical component of TrendChip’s device offering.

“We selected RADVISION’s MTF because it gave us the flexibility and control we require for developing our IAD solutions,” said Anthony Guo, Director of Marketing for TrendChip.  “It lets us establish the credibility in front of customers for adopting our IAD solutions. We’re very pleased with the decision of choosing RADVISION’s MTF.”

“We are honored to collaborate with TrendChip on their new IAD solution,” said Amir Zmora, VP Marketing and Products for RADVISION’s Technology Business Unit. “By using our MTF and leveraging RADVISION’s years of investment in VoIP technology, interoperability and easy-to- integrate APIs, TrendChip was able to quickly develop and release their product to market.”

About RADVISION

RADVISION (Nasdaq: RVSN) is the industry’s leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless – for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com and community.radvision.com. For more information about RADVISION, visit www.radvision.com.

About TrendChip Technologies

Established in 2001 and with a paid-up capital of NT 368 million, TrendChip (Stock code: 3614) is a leading maker focused on the design of broadband access chipsets. It boasts world-class R&D, technical support and sales teams for broadband communications. TrendChip’s most cost-effective ADSL chipsets and complete communication software are being used widely by its world-class telecommunications customers. With its annual shipment achieving a substantial growth of more than 60% in 2009, its market share now exceeds 20%. On Mar. 11, 2010, TrendChip and Ralink, who is with 12% global market share for Wi-Fi chips, have signed a deal to merger to become Ralink Technology Corp., it will create one of Top 30 fabless semiconductor company. New Ralink will be positioned to drive the growth of high-performance yet cost-effective ‘triple play’ voice, video, and data services throughout the Networked Digital Home.

To learn more about Trendchip, please visit: http://www.trendchip.com.tw/

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

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